23 September 2003

NEWS RELEASE

Preliminary Results for the Year Ended 31 July 2003

     Wolseley plc announces record results for the seventh consecutive year

Summary of Results

Financial highlights
•	In constant currency terms: -
	-	Group sales up 8.5%
	-	Group trading profit(1) up 6.9%
	-	Group pre-tax profit, before goodwill amortisation, up 9.4%
	-	Earnings per share, before goodwill amortisation, up 9.1%

•	Currency translation has reduced group sales by £393.8 million (4.9%) and group trading profit by £21.7 million (4.7%)

•	As reported, in sterling (after currency translation effect):-
	-	Group sales up 3.2% to £8.2 billion (2002: £8.0 billion)
	-	Group trading profit up 1.9% to £472.9 million (2002: £463.9 million). Operating profit, after goodwill amortisation, up 1.3% to £443.0 million (2002: £437.2 million)
	-	Group pre-tax profit, before goodwill amortisation, up 4.2% to £455.9 million (2002: £437.4 million). Profit before tax up 3.7% to £426.0 million (2002: £410.7 million)

-	Earnings per share, before goodwill amortisation, up 3.9% to 56.69 pence (2002: 54.58 pence). Basic earnings per share up 3.1% to 51.53 pence (2002: 49.96 pence)
-	Continued strong free cash flow(2) up from £248.0 million to £268.7 million
-	Total dividend for the year increased by 12.2% to 21.2 pence per share (2002: 18.9 pence)
-	Strong financial position with gearing(3) of 46.6% and interest cover of over 26 times
-	Working capital to sales ratio of 15.4% (2002: 16.0%), achieving the group's target of 15.5% a year ahead of plan

(1)	Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales expressed as a percentage.
(2)	Free cash flow is cash flow from operating activities less depreciation, tax, dividends and interest.
(3)	Gearing ratio is the ratio of net borrowings, excluding construction loan borrowings, to shareholders' funds

Operating highlights

•	Strong organic performance, relative to the market, in European distribution and North American Plumbing and Heating distribution divisions.
•	Continued improvement in trading margin achieved in almost all of theContinental European businesses and in the North American Plumbing and Heating distribution division.
•	Total acquisition spend incurred for 2003 of £513 million should generate more than £1 billion per annum of incremental sales in a full year.
•	Branch network expanded by 494 locations to 3,449 as at 31 July 2003 (2002: 2,955).
•	US Building Materials' restructuring on track to generate cost savings of $5 million in 2004 and at least $10 million per annum from 2005 onwards.
Outlook
•	The underlying performance of the group remains strong against a background of mixed and uncertain market conditions, which are unlikely to change in the short-term.
•	Outlook for the UK market remains favourable whilst Continental Europe is expected to remain flat.
•	US markets are likely to show a mixed pattern, both by sector and geography. US residential housing and RMI (repairs, maintenance and improvement) markets are expected to hold up well while industrial and commercial is unlikely to show any improvement until at the earliest the second half of 2004.

•	There has been a slow start to the financial year in Canada, although it is expected that the overall environment will remain positive.
•	The group is well placed to deliver enhanced value from organic and acquisitive growth opportunities.
•	Additional investment in the group's infrastructure over the next financial year will create opportunities for achieving synergies and leveraging the group's international strengths while supporting the group's objective of achieving double-digit sales and profit growth.

Charles Banks, Wolseley plc Group Chief Executive said:

"We are delighted to report our seventh consecutive year of record results despite the mixed economic environment in the USA and Continental Europe. We have made considerable progress across the group with the majority of our operations performing well in their respective markets with a particularly strong end to the financial year. We have spent a total of £513 million on acquisitions, including Pinault Bois & Materiaux ("PBM"), all of which will further strengthen our market positions, increase diversity and enable us to move forward with confidence."

This news release contains numerous forward looking statements, concerning future economic conditions and other factors which are beyond the control of Wolseley. For more detail on the factors which could cause actual results to differ materially from those discussed in this release, see our annual report on file with the US Securities and Exchange Commission.

SUMMARY OF RESULTS

	As at, and for the year
	ended 31 July
	2003		2002		Change

Sales	£8,221.0	m	£7,967.6	m	3.2%

Operating profit
- before goodwill amortisation	£472.9	m	£463.9	m	1.9%
- goodwill amortisation	£(29.9	)m	£(26.7	)m

Operating profit	£443.0	m	£437.2	m	1.3%
Interest	£(17.0	)m	£(26.5	)m

Profit before tax
- before goodwill amortisation	£455.9	m	£437.4	m	4.2%
- goodwill amortisation	£(29.9	)m	£(26.7	)m

Profit before tax	£426.0	m	£410.7	m	3.7%

Earnings per share
- before goodwill amortisation	56.69	p	54.58	p	3.9%
- goodwill amortisation	(5.16	)p	(4.62	)p

Basic earnings per share	51.53	p	49.96	p	3.1%

Dividends per share	21.2	p	18.9	p	12.2%

Net borrowings	£826.7	m	£545.6	m

Gearing	46.6%		34.1%

Interest cover (times)	26	x	16	x

ENQUIRIES:

Wolseley plc	Brunswick Group Ltd
tel: 0118 929 8700	tel: 020 7404 5959

Charlie Banks - Group Chief Executive
Steve Webster - Group Finance Director	Sophie Fitton
Guy Stainer - Head of Investor Relations	Nina Richmond

An interview with Charles Banks, Group Chief Executive and Steve Webster, Group Finance Director, in video/audio and text will be available from 0700 (GMT) on www.cantos.com

There will be an analyst and investor meeting at 0930 (GMT) at UBS Presentation Centre, 1 Finsbury Avenue, London EC2. A live audio cast and slide presentation of this event will be available at 0930 (GMT) on www.wolseley.com

There will be a conference call at 1500 (GMT):
UK/European dial-in number:	+44 (0) 20 7162 0186
North American dial-in number:	+1 334 4204 950
Password:	Wolseley Results

The call will be recorded and available for playback until 30 September 2003 on the following numbers:

UK/European replay dial-in number:	+44 (0) 20 8288 4459	Access code: 853762
North American replay dial-in number:	+1 334 323 6222	Access code: 853762

23 September 2003

NEWS RELEASE

Preliminary Results for the Year Ended 31 July 2003

Wolseley plc announces record results for the seventh consecutive year

Announcement of Preliminary Results

Wolseley is pleased to announce another set of record results. These were achieved despite challenging business conditions in a number of markets, including the USA and Continental Europe, and the adverse impact of currency translation. Organic growth within the European distribution and North American Plumbing and Heating distribution divisions was particularly strong relative to the market. A continued improvement in trading margin was achieved in almost all of the group's Continental European businesses and in the North American Plumbing and Heating distribution division.

On a constant currency basis, group sales increased by 8.5% and trading profit by 6.9%. Currency translation has had a significant impact on the group's reported sterling results for the year compared to the previous year, reducing group sales by £393.8 million (4.9%) and group trading profit by £21.7 million (4.7%). The effect of US dollar depreciation has been to reduce translated US profits by £23.7 million (8.7%) compared to 2002. US dollar denominated profits accounted for around 55% of the group's trading profit. The strengthening of the Euro has partly mitigated the currency effect, with Euro denominated profits accounting for around 12% of the group's trading profit.

After taking account of currency translation, group sales increased by 3.2% from £7,967.6 million to £8,221.0 million. Trading profit rose by 1.9% from £463.9 million to £472.9 million. After deducting goodwill amortisation of £29.9 million (2002: £26.7 million), the reported sterling operating profit increased by 1.3% from £437.2 million to £443.0 million.

Net interest payable was reduced to £17.0 million (2002: £26.5 million), reflecting lower interest rates, a further reduction in the working capital to sales ratio and the trading cash flow generated by the group during the year. Interest cover is over 26 times (2002: 16 times).

Profit before tax and goodwill amortisation increased by 4.2% from £437.4 million to £455.9 million. The increase in earnings per share before goodwill amortisation was 3.9%.

European Distribution

Of the European markets in which the group operates the UK remained the most positive whilst markets in Continental Europe were broadly flat.

Sales for the division increased by 17.4% from £2,517.5 million to £2,956.7 million, including £258.1 million (10.3%) which relates to acquisitions. The organic increase in sales was 4.6%. Trading profit rose by 12.7% from £171.4 million to £193.2 million.

The divisional trading margin reduced from 6.8% to 6.5% of sales, due to a reduction in the UK and French trading margins. The UK trading margin reduction was, as previously reported, due to the move to two new distribution centres.

UK

Wolseley Centers took advantage of a strong UK market where the principal driver was the RMI (repairs, maintenance and improvement) market which was buoyed by strong consumer demand against the backdrop of lower interest rates, low unemployment and house price inflation. Despite the weakness in the industrial and commercial markets and the lack of any real evidence of the promised increase in government spending, UK sales increased by 12.6% to £1,888.8 million, including organic growth of 6.9%. Each of the four divisions improved their gross margins compared to last year, Lightside being the strongest business performer.

The move to two new distribution centres during the course of last year and the first half of this year had the expected adverse impact on costs (including one-off costs of £1.6 million in 2003). In addition, 153 new locations were added during the year taking the total for Wolseley Centers to 1,372. The significance of these investments will be reflected in future trading, both in terms of supporting continued growth and in the generation of further operational efficiencies. These efficiencies were reflected in an improved margin in the second half of the year, with the prospect of further margin improvement in the future. The trading margin for the year as a whole was 7.6% compared to 7.8% in 2002 and the working capital to sales ratio showed a significant improvement due to a focus on inventory management.

France

The French construction market was flat during the year with high levels of unemployment continuing to have a negative impact on consumer confidence.

Local currency sales in Brossette were slightly up on last year due mainly to acquisitions and four new branch openings. Confronted with poor market conditions, Brossette has undertaken an exercise to reorganise its branch and management structure, which will be carried out in the financial year to July 2004.

Pinault Bois & Materiaux ("PBM") contributed €112.0 million (£74.4 million) of sales relating to the period between the acquisition date of 7 July 2003 and the year end. PBM will make a significant contribution to sales and profits in 2004, offering new opportunities for growth and synergies within the group. Integration benefits are expected to be generated by a diversification by product, by customer and by geography and from the use in both PBM and Brossette of the 'branch within a branch' concept which has been so successful in the UK.

Rest of Europe

The group's other Continental European operations made good progress and all improved their trading margins, despite uninspiring markets. In Austria the new housing market was flat and increased competition put pressure on prices resulting in OAG's sales falling marginally. However, due to strong cost control, trading profit was up 3.8%. Good progress is being achieved in Hungary with sales up 13% in local currency, while sales were down slightly in the Czech Republic. In Italy, last year's new branch openings helped performance in a flat market in which Manzardo increased sales by 10.3% and trading profit by nearly 50%. CFM, in Luxembourg, increased sales by 1.7% in a construction market which has fallen 5% in recent months. Trading profit increased by 8.0% and the trading margin reached 6.0% for the first time. The deteriorating economy in The Netherlands has affected the construction project and the new housing market but, despite this, Wasco has made progress expanding its product range and developing its offering to the more profitable RMI market. The spares business performed particularly well with growth in sales of more than 35%.

The division has made progress in implementing its European strategy to manage the businesses in a more cohesive way. Further investment is planned over the next year to put in place the infrastructure necessary to obtain cross-BORDER= "0" synergies, facilitate the sharing of best practice and accelerate the benefits from the growth opportunities that exist. This year a further 467 branches were added to the European network, giving a total of 2,266 locations at 31 July 2003 (2002: 1,799).

North American Plumbing and Heating Distribution

Business conditions for the group's North American Plumbing and Heating Distribution operations continued to vary both geographically and by market segment.

Due to the adverse impact of currency translation, sales of the division were down by 1.1% from £3,592.4 million to £3,551.5 million. Trading profit increased by 0.7% from £200.7 million to £202.2 million.

Currency translation reduced divisional sales by £294.9 million (8.2%) and trading profit by £16.6 million (8.3%).

Both the US and Canadian businesses increased market share and showed strong sales and profit growth in local currency terms. Local currency sales in the US rose by 6.8%, mostly due to the full year effect of the acquisition of Clayton in 2002 and 0.3% organic growth against a market that fell by around 2%. In Canada, local currency sales increased by 14.5%, of which 6.1% was organic compared with a market that increased by around 2%.

Ferguson

Despite a sluggish US economy that included continued weakness in the commercial and industrial segments, Ferguson produced strong results due to the continued strength in the RMI and housing markets, the successful integration and performance of the Clayton Group and positive progress with the integration of Familian Northwest. The markets of Texas, upper midwest, northwest, Atlanta and Denver were particularly weak, whereas Southern California remained strong throughout.

Local currency trading profit for the US plumbing operations increased by 10.1% reflecting an increase in the gross margin as a result of continuing benefits from the distribution centre network, strong cost control and acquisitions. The distribution network will be further boosted with the opening of the Richland distribution centre, in the State of Washington, in November 2003. The trading margin, at 5.7%, was ahead of the prior year's margin of 5.6%. This upward trend is consistent with the objective of achieving a 6% trading margin in 2004, a year ahead of the original schedule.

Wolseley Canada

The Canadian residential market was buoyant throughout the year, enabling Wolseley Canada to produce strong organic sales growth. Despite continued weakness in the British Columbia market, new management achieved a promising improvement in profitability. The business achieved double-digit organic sales growth in the HVAC/R (heating, ventilation, air conditioning and refrigeration) market against the background of a declining market. Local currency trading profit in Canada rose by 15.5%, with a slightly increased trading margin.

There was a net increase of 21 branches in North American Plumbing and Heating Distribution from 940 to 961 locations at 31 July 2003.

US Building Materials Distribution

The performance of the US Building Materials division ("Stock") was negatively impacted both by currency translation and by lower lumber prices. While sales were marginally ahead of last year in local currency terms, reported sales were £1,712.8 million, down 7.8% (2002: £1,857.7 million), with currency translation having caused a reduction of £161.0 million (8.7%). Trading profit was £77.5 million (2002: £91.8 million), down 15.6%, with a currency impact of £8.3 million (9.0%). An increase in the gross margin as a result of more value added sales partly mitigated the effect of the lower lumber prices, but the trading margin ended at 4.5% compared to 4.9% in 2002 due to the division having to handle greater volumes of lumber at lower average prices. Net average monthly working capital was reduced from 86.6 days in 2002 to 74.0 days this year, primarily as a result of the successful negotiation of improved vendor terms.

In local currency, sales were up 1.0% to $2,732.3 million (2002: $2,706.5 million). Closed branches, following the reorganisation of operations in Utah and Idaho, reduced sales by $51.1 million whilst the incremental impact of acquisitions added $111.7 million of sales.

Commodity lumber prices, which directly affect around 40% of Stock's product range, fell 8.3%, compared to the previous year's average, to $287 per thousand board feet (2002: $313). This had the effect of reducing sales by $77.9 million (2.9%) and trading profit by $13.2 million (9.9%). Like-for-like sales volumes were higher in the year with organic growth from on-going branches up around 1%.

Housing has generally been a bright spot in the US economy over the past year. The levels of new residential housing starts, which typically account for around 90% of the activity in this division, remain strong overall at around 1.6 million starts. Although there has been a short-term trend towards lower value housing, the inventory of unsold new homes at less than four months, compared to the longer term average of around six months, further demonstrates the overall strength of the housing market. There continues to be significant variations in regional housing markets with certain areas where Stock operates having seen notable weakness, in particular, Atlanta, Detroit, South Florida and Raleigh-Durham. Other markets such as Los Angeles, Tampa, Salt Lake City and Minneapolis offset some of the weakness.

Stock is in the process of adjusting its management structure and approach in response to changes in its market to take better advantage of its size, technology and acquisition opportunities. This corporate re-engineering project ("NOVA"), is on track and should produce cost savings of $5 million this financial year and at least $10 million per annum thereafter. The company is reorganising around markets rather than individual locations and is moving from 25 regions to 10 districts this financial year. Stock also plans to increase the number of value-added products and services being offered and increase the penetration of the RMI market.

There was a net increase of 6 locations in the division during the year to bring the total to 222 as at 31 July 2003 (2002: 216).

Senior Management Changes

John Whybrow, having previously been deputy Chairman, was appointed Chairman on 13 December 2002 in succession to Richard Ireland. Andrew Hutton, Chief Executive of Wolseley Centers and Building Distribution Northern Europe, retired on 31 July 2003, after some nine years on the board. Gerard Legtmann was appointed to the Wolseley Board as Chief Executive Europe on 15 August 2003, responsible for the European Distribution division. Adrian Barden was appointed as Managing Director of Wolseley Centers on 1 August 2003. Gareth Davis joined the Board as a non-executive director on 1 July 2003.

Final Dividend

The board is recommending a final dividend of 15.6 pence per share to be paid to shareholders registered on 3 October 2003. Future dividend payments will be made earlier than in prior years, with the interim dividend to be paid around the end of May and the final dividend paid around the end of November, commencing with the payment of the proposed final dividend on 1 December 2003. The total dividend for the year of 21.2 pence per share is an increase of 12.2% on last year's 18.9 pence. Dividend cover is 2.4 times. The increase in dividend reflects the board's confidence in the future prospects of the group and its strong financial position. The dividend reinvestment plan will continue to be available to eligible shareholders.

Financial Review

Net interest payable of £17.0 million (2002: £26.5 million) reflects lower interest rates on the group's borrowings and a lower working capital to sales ratio of 15.4% compared to 16.0% in the prior year, achieving the group's target of 15.5% a year ahead of plan.

The effective tax rate is unchanged at 28%. It is expected that this will be the rate for at least the next two financial years, provided the geographical contributions to profits remain broadly similar and there are no significant changes to tax legislation.

Before goodwill amortisation, earnings per share increased by 3.9% from 54.58 pence to 56.69 pence. Total (FRS 3) earnings per share were up by 3.1% to 51.53 pence (2002: 49.96 pence). The average number of shares in issue during the year was 579.1 million (2002: 577.1 million). Shareholders' funds increased by £174.3 million (10.9%) from £1,599.9 million to £1,774.2 million.

Net cash flow from operating activities increased by £23.6 million (4.0%) from £584.1 million to £607.7 million due to an improvement in working capital, partly offset by the translation effect of a weaker dollar on the cash flows of the US businesses. Net capital expenditure increased £11.4 million (11.8%) on the prior year to £108.2 million reflecting continued investment in the business.

Acquisition spend, including deferred consideration, amounted to £512.5 million (2002: £160.3 million). Three additional acquisitions, for a combined consideration of £14.0 million, have been completed since 31 July 2003, two in the North American Plumbing & Heating division and the other in US Building Materials. Further details regarding acquisitions are included in note 5.

Primarily due to the acquisition of PBM in July 2003, net borrowings, excluding construction loan borrowings, at 31 July 2003 amounted to £826.7 million (2002: £545.6 million), giving gearing of 46.6% compared to 34.1% at the previous year end. Free cash flow increased from £248.0 million to £268.7 million (8.3%).

Construction loan receivables, financed by an equivalent amount of construction loan borrowings, were £176.2 million at the end of the financial year, compared to £171.4 million at 31 July 2002. The increase is due to an expanding loan book partly offset by the weaker US dollar.

Return on gross capital employed, including goodwill, is 16.7% in 2003 (2002: 16.7%), more than 4% ahead of the group's weighted average cost of capital.

The unamortised balance of acquisition goodwill in the balance sheet as at 31 July 2003 is £686.8 million (2002: £502.7 million). The increase reflects the acquisition spend in the current year, primarily PBM.

There has been no significant change during the year concerning asbestos claims. The estimated liability, which is fully covered by insurance, is not material to the group's financial position. Insurance cover significantly exceeds the estimated liability and is a multiple thereof. There has been no profit and loss account charge in this, or any prior financial year, relating to asbestos claims and no such charge is expected to arise in the future.

Note 6 sets out the pension deficit as at 31 July 2003 of the group on an FRS 17 basis. Had FRS 17 been fully adopted at that date, shareholders' funds would have been reduced by £108 million.

Outlook

The underlying performance of the group remains strong against a background of mixed and uncertain market conditions, which are unlikely to change significantly in the short-term.

In the UK, the RMI market will continue to be the main driver of growth with increasing benefits arising from the expected expansion in government spending. The upward trend in the second half UK trading margin is expected to continue.

Continental European markets have been difficult and are likely to remain flat, but the group expects a continuation of the trend seen over the last year with the group's businesses generally outperforming local markets and achieving a modest improvement in sales and profitability.

US housing demand is expected to remain strong unless there are significant increases in levels of unemployment and/or interest rates. Regional variations are likely to continue but the positive fundamental drivers of demand should help to underpin the sustainability of the housing market. Activity in the remodelling sector is likely to be boosted by the positive impact on RMI from the tendency for more Americans to stay at home. The industrial and commercial sector is unlikely to improve until at least the second half of 2004.

In Canada the SARS epidemic, the power outages in Ontario and the recent forest fires in British Columbia have had an adverse short term impact on the economy and, consequently, the Canadian business has made a slower than expected start to the financial year. However, it is expected that the overall environment will recover and remain positive.

The group is well placed to deliver value enhancing opportunities from organic and acquisitive growth.

Additional investment in the group's infrastructure over the next financial year will create opportunities for achieving synergies and leveraging the group's international strengths while supporting the group's objective of achieving double-digit sales and profit growth.

Exchange Rates

The average profit and loss account translation rates for the year were $1.595 to the £1 (2002: $1.457), a fall of 8.7%, and €1.504 to the £1 (2002: €1.609), a rise of 7.0%.

This News Release contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

GROUP PROFIT AND LOSS ACCOUNT

	Year to		Year to
	31 July 2003		31 July 2002

	£m		£m
Turnover (note 3)
Continuing operations	8,022.9		7,967.6

Acquisitions	198.1		-

	8,221.0		7,967.6

Operating profit before goodwill amortisation (note 4)	472.9		463.9

Goodwill amortisation	(29.9)		(26.7)

Operating profit

Continuing operations	431.4		437.2
Acquisitions	11.6		-

	443.0		437.2

Profit on ordinary activities before interest	443.0		437.2

Net interest payable	(17.0)		(26.5)

Profit on ordinary activities before tax	426.0		410.7

Taxation
Current tax charge	(118.0)		(108.1)
Deferred tax charge	(9.6)		(14.4)

	(127.6)		(122.5)

Profit after tax (attributable to ordinaryshareholders)	298.4		288.2

Dividends	(123.1)		(109.2)

Profit retained	175.3		179.0

Earnings per share
Before goodwill amortisation	56.69	p	54.58	p
Goodwill amortisation	(5.16	)p	(4.62	)p

Basic earnings per share	51.53	p	49.96	p

Diluted earnings per share	51.12	p	49.46	p

Dividends per share	21.20	p	18.90	p

Translation rates
US dollars	1.5951		1.4569
Euro	1.5039		1.6085

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Year to	Year to
	31 July 2003	31 July 2002

	£m	£m
Profit for the period	298.4	288.2
Currency translation difference	(10.4)	(84.3)

Total gains and losses recognised during the year	288.0	203.9

GROUP BALANCE SHEET AT 31 JULY

	2003	2002
	Total	Total

	£m	£m
FIXED ASSETS

Intangible assets	686.8	502.7
Tangible assets	716.8	582.1

	1,403.6	1,084.8

CURRENT ASSETS

Stocks	1,303.5	1,050.9
Debtors and property awaiting disposal	1,780.3	1,372.7
Construction loans receivable (secured)	176.2	171.4
Investments	6.9	9.3
Cash at bank, in hand and on deposit	215.9	204.9

	3,482.8	2,809.2

CREDITORS: amounts falling due within one year

Bank loans, overdrafts and other loans	207.0	252.2
Construction loan borrowings (unsecured)	176.1	171.4
Corporation tax	72.6	46.0
Proposed dividend	90.5	80.3
Other creditors	1,579.6	1,119.6

	2,125.8	1,669.5

NET CURRENT ASSETS	1,357.0	1,139.7

TOTAL ASSETS LESS CURRENT LIABILITIES	2,760.6	2,224.5

CREDITORS: amounts falling due after one year

Borrowings	842.5	507.6

PROVISIONS FOR LIABILITIES AND CHARGES	143.9	117.0

	986.4	624.6

	1,774.2	1,599.9

CAPITAL AND RESERVES

Called up share capital	145.2	144.5
Share premium account	177.8	169.1
Profit and loss account	1,451.2	1,286.3

SHAREHOLDERS' FUNDS	1,774.2	1,599.9

Translation rates:
US Dollars	1.6076	1.5622
Euro	1.4171	1.5934

SUMMARISED GROUP CASH FLOW STATEMENT

	Year to	Year to
	31 July 2003	31 July 2002

	£m	£m

CASH FLOW FROM OPERATING ACTIVITIES*	607.7	584.1

Returns on investments and servicing of finance	(24.8)	(22.5)

Taxation paid	(108.1)	(119.6)

Net capital expenditure and financial investment	(108.2)	(96.8)

Acquisitions	(507.2)	(169.9)

Disposals	3.0	8.2

Equity dividends paid	(113.0)	(100.1)

Financing - Issue of shares	9.4	7.6

CHANGE IN NET DEBT RESULTING FROM CASH FLOWS	(241.2)	91.0

New loans and finance leases	-	(2.6)

Loans and finance leases acquired with subsidiary	(20.6)	-

Translation difference	(19.3)	59.7

Movement in net debt in period	(281.1)	148.1

Opening net debt	(545.6)	(693.7)

Closing net debt	(826.7)	(545.6)

* RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

	Year to	Year to
	31 July 2003	31 July 2002

	£m	£m

Operating profit	443.0	437.2
Depreciation charges	93.1	92.5
Goodwill amortisation	29.9	26.7
(Increase)/decrease in stocks	(48.3)	7.4
Increase in debtors	(32.9)	(24.0)
Increase in creditors & provisions	123.0	44.0
(Increase)/decrease in net construction loans	(0.1)	0.3

Net cash flow from operating activities	607.7	584.1

NOTES ON THE ATTACHED PROFIT AND LOSS ACCOUNT AND BALANCE SHEET

1	These accounts have been prepared on the basis of the accounting policies set out in the group's 2003 Annual Report and Accounts.
2	The financial information set out above is extracted from the group's full accounts for the years ended 31 July 2002 and 31 July 2003. Statutory accounts for 2002 have been delivered to the Registrar of Companies, and those for 2003 will be delivered following the Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

3 Analysis of change in sales
			New	Acquisitions
			Acquisitions	Increment
	2002	Exchange	2003	2002	Organic	Change	2003
	£m	£m	£m	£m	£m	%	£m

European Distribution	2,517.5	62.1	121.5	136.6	119.0	4.6	2,956.7

North American Plumbing & Heating Distribution	3,592.4	(294.9)	21.5	198.9	33.6	1.0	3,551.5

US Building Materials Distribution	1,857.7	(161.0)	55.1	14.9	(53.9)	(3.2)	1,712.8

	7,967.6	(393.8)	198.1	350.4	98.7	1.3	8,221.0

4	Analysis of change in operating profit before goodwill amortisation
			New	Acquisitions
			Acquisitions	Increment
	2002	Exchange	2003	2002	Organic	Change	2003
	£m	£m	£m	£m	£m	%	£m

European Distribution	171.4	3.2	6.3	5.3	7.0	4.0	193.2

North American Plumbing & Heating Distribution	200.7	(16.6)	1.0	16.3	0.8	0.4	202.2

US Building Materials Distribution	91.8	(8.3)	5.9	0.2	(12.1)	(14.5)	77.5

	463.9	(21.7)	13.2	21.8	(4.3)	(1.0)	472.9

5	Summary of acquisitions
An analysis of the acquisition spend incurred and the expected contribution to turnover in a full year is as follows:
	Acquisition	Full year
	Spend	contribution to
		turnover
	£m	£m
Division

European Distribution	451	940

North American Plumbing & Heating Distribution	26	74

US Building Materials Distribution	36	97

	513	1,111

Since the year end, the group has completed a further three acquisitions in North America, for a total consideration of £14 million. In a full year, these acquisitions will add a further £37 million of sales.

The above consideration is subject to adjustment in certain of the acquisitions.

6	Pensions and post-retirement benefits
The following table sets out the funding position of the defined benefits pension schemes operated by the group:
	As at	As at
	31 July 2003	31 July 2002
	£m	£m

Market value of pension liability	546	446
Market value of pension assets	(340)	(314)

	206	132

Pension provisions under current UK GAAP	(50)	(44)
Deferred tax asset	(48)	(28)

FRS 17 adjustment to net assets	108	60

TIMETABLE FOR AGM AND DIVIDENDS
2003

21  November - Annual General Meeting
1  October - Shares quoted ex-dividend
3  October - Record date for dividend
  10  November - Final date for DRIP elections
1  December - Dividend payment date

A copy of this Preliminary Announcement, together with other recent public announcements can be found on Wolseley's web site at www.wolseley.com. Copies of the Preliminary Results' presentation given to stockbrokers' analysts are also available on the site.

- Ends -